Exhibit 99.1

Public Notice for Record Date of the First Quarterly Dividend

Pursuant to Article 354 of the Commercial Act of Korea and Article 15 of the Articles of Incorporation of the Company, the Company designates the record date for the first quarter of 2018 dividend as below. The Executive Management Committee of the Board of Directors of the Company decided on August 23, 2017 that the Company will not close the register of shareholders for quarterly dividends starting from year 2018.

1. Purpose: To finalize the list of shareholders eligible for the receipt of the first quarter dividend for year 2018

2. Record Date: March 31 , 2018 (Seoul Time)